May 3, 2019

Brandon Mendenhall
Director and CEO
RAD Diversified REIT, Inc.
1306 Monte Vista Ave., No. 5
Upland, California 91786

       Re: RAD Diversified REIT, Inc.
           Amendment No. 2 to
           Draft Offering Statement on Form 1-A
           Submitted April 18, 2019
           CIK No. 0001721469

Dear Mr. Mendenhall:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2019 letter.

Draft Offering Statement submitted April 18, 2019

Calculation of Net Asset Value, page 63

1. We note your response to comment 6, template for future NAV disclosures, and revised disclosure. Please tell us whether the "determined share value" could be less than ten dollars, and clarify what you mean by "the shareholder will lose money." Also, please confirm that you will file the consents of the appraisers consistent with
Item 17.11 of
      Form 1-A or explain to us why you do not believe the consents are appropriate. With a view to disclosure, please also provide us an analysis regarding your calculation of NAV, including:
 Brandon Mendenhall
RAD Diversified REIT, Inc.
May 3, 2019
Page 2
             the process by which the value estimate was determined, including the role of each of the parties involved in the process and the primary valuation methods used;
             the key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

         Please note that we continue to evaluate your NAV disclosure and we may have further comments.
Plan of Distribution, page 65

2. We note your response to comment 8. Please tell us more specifically what you mean by the choice to hold an internal escrow transfer is entirely ministerial and revise your disclosure to provide the basic framework that you intend to follow. For example only, please clarify if these transfers will occur on a regular basis and/or once an amount is reached that caps the fees, including clarifying the timing and quantifying such amount, as applicable.
Past Performance of Management Team, page 71

3. We note your response to comment 10 and continue to believe that you should explain specifically why you believe it is appropriate to present unrealized gains in these tables. We note that it does not appear that these properties have been sold or gains realized. In addition, we note these tables do not reflect any leverage, fees or reimbursements.
Note 2. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page 162

4. We note your response to comment 13. Please tell us how RAD Diversified REIT, Inc.
         fits within the scope of ASC 350-20-15-4, which would allow for election of the accounting alternative for the subsequent measurement of goodwill.
        You may contact Kristina Marrone, Staff Accountant, at 202-551-3429 or Kevin
Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                              Sincerely,
FirstName LastNameBrandon Mendenhall
                                                              Division of
Corporation Finance
Comapany NameRAD Diversified REIT, Inc.
                                                              Office of Real
Estate and
May 3, 2019 Page 2                                            Commodities
FirstName LastName